Mail Stop 4561

September 22, 2009

Mr. Noriaki Yamaguchi
Representative Director and Chief Financial Officer
Konami Corporation
7-2, Akasaka 9-chome
Minato-ku, Tokyo 107-8323
Japan

>   **Re: Konami Corporation**
>   **Form 20-F for the Fiscal Year Ended March 31, 2009**
>   **Filed August 3, 2009**
>   **File No. 001-31452**

Dear Mr. Yamaguci:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended March 31, 2009

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources, page 85

1.   We note your disclosure that you believe "available cash reserves and expected cash from operations and future borrowings or issuance of debt capital will

provide sufficient financial resources to meet [y]our currently anticipated capital and other expenditure requirements." Please tell us whether your cash flows provided by operating activities will be sufficient to meet your operating requirements for the next twelve months and disclose this assessment in future filings. See FRC 501.03(a).

Cash Flows, page 86

2.   We note that your discussion of cash flows from operating activities is essentially a recitation of certain reconciling items identified on the face of the statement of cash flows. This does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.

Item 18. Financial Statements

Consolidated Statements of Income, page F-5

3.   Your disclosures indicate that revenues from your packaged software with online functionality where vendor-specific objective evidence ("VSOE") of fair value for the online service can not be established are recognized on a straight-line basis over the estimated online service period. You further disclose that game products and online services are recognized as separate units of accounting in arrangements where VSOE of fair value has been established. Please tell us where you classify the revenues and related costs related to the arrangements where VSOE of fair value of the online service can and can not be established in your Consolidated Statements of Operations. If you classify these revenues and related costs within a single line item or allocate between products and services please explain your basis of presentation or allocation methodology, why you believe such presentation is reasonable and confirm to us that this presentation has been consistently applied. Assuming that your presentation of revenues and cost of revenues is considered reasonable for purposes of complying with Rule 5-03(b)(1) and (2) of Regulation S-X, please ensure that your Critical Accounting Policies and Estimates and footnote disclosures include a discussion of your basis of presentation or allocation methodology and discuss the reasons for such presentation or allocation.

<u>Notes to Consolidated Financial Statements</u>

<u>1. Business and Organization, Basis of Presentation and Summary of Significant Accounting Policies</u>

<u>Summary of Significant Accounting Policies</u>

<u>(m) Revenue Recognition, page F-14</u>

4.   Your disclosures on page F-16 indicate that for certain game titles VSOE of fair value for the online services could be established and the package game products and online services are recognized as separate units of accounting. We note that you previously concluded you could not establish VSOE of fair value for these types of services in fiscal year 2008. Please describe your methodology for establishing VSOE of fair value of the online service and include the volume and range of stand alone sales used in your VSOE analysis. As part of your response, please tell us how you determined that you have a sufficient history of separate sales in order to establish VSOE.

<u>7. Goodwill and Identifiable Intangible Assets, page F-23</u>

5.   Your disclosures here and on page 80 indicate that you engage an independent appraiser "to assist [you] in [your] determination" of the fair values of your reporting units. We also note your disclosures that "in its determination of the fair values, the appraiser primarily utilizes a discounted cash flow analysis as well as other relevant valuation approaches…" These disclosures appear to contradict each other in that it is unclear whether the appraiser assisted you in the determination of or determined the fair values of the reporting units. Please provide us with a detailed explanation of the nature and extent of the involvement of the independent appraiser in the determination of the fair value of your reporting units and tell us the scope of management's reliance on the information provided by the referenced third parties in deriving the relevant valuations used for financial reporting purposes. See Question 141.02 of the Securities Act Sections Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

6.   We note your disclosure that the impairment of the trademarks in the Health & Fitness reporting unit was due to the fact that the reporting unit would fail to meet previous growth expectations of future results. Please tell us how you considered this failure to meet growth expectations when performing your goodwill impairment test.

13. Income Taxes, page F-29

7.   Please tell us more about the line item "adjustment of estimated tax accruals" on your tax rate reconciliation. Describe the nature of the adjustments and tell us whether these adjustments relate to prior periods. As part of your response, please tell us how you considered providing more detailed disclosure in your MD&A. In this regard, we note that your current disclosures refer to the adjustments but provide no insight to what the adjustments are for.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer, Staff Accountant, at (202) 551-3855, Christine Davis, Assistant Chief Accountant, at (202) 551-3408, or me at (202) 551-3499 if you have questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief